Exhibit 1

NEWS RELEASE

Aber Posts Record Quarterly Sales

September 10, 2007 – Toronto, Canada – ABER DIAMOND CORPORATION (TSX-ABZ, NASDAQ-ABER) announces its second quarter results for the period ended July 31, 2007.

“We are pleased with our strong results this quarter that have delivered a 24% increase in sales and a 27% increase in earnings from operations with both segments of our business contributing to the record results,” said Robert Gannicott, Chairman and Chief Executive Officer of Aber Diamond Corporation. “Rough diamond production increased 21% in the quarter as a result of grade enhancements from improvements to the diamond recovery process. In our Harry Winston business, the demand for premier jewelry and watches continued to grow in our new and existing salons worldwide.”

Mr. Gannicott continued, “Our mining and retail businesses are strong and we believe we are well positioned for greater growth while retaining a focus on delivering shareholder value.”

Thomas J. O’Neill, President of Aber and Chief Executive Officer of Harry Winston added, “Our 41% increase in sales from our worldwide retail portfolio of 15 salons and selective watch wholesale network, reinforces the strong global demand for the premier diamond jewelry and watches of Harry Winston. Our newest salon, in Beijing, opened during the quarter and our clients have responded well to our collections. We believe we are well positioned for the important upcoming holiday season. While we are focused on the near term, we continue to build for the future. We are on schedule to open three additional salons in the third quarter in key regions throughout the world including Hong Kong, Chicago and Nagoya, Japan and we look forward to introducing our new clients in these dynamic cities to our collections and our service.”

Second Quarter Highlights

Financial Highlights (US$)

	Three months ended July 31, 2007	Three months ended July 31, 2006	Six months ended July 31, 2007	Six months ended July 31, 2006
Sales ($ millions)	173.3	140.0	314.6	259.2
Earnings from operations ($ millions)	56.2	44.3	92.3	72.5
Net Earnings ($ millions)	20.1	34.3	23.3	58.1
Earnings per share ($)	0.34	0.59	0.40	1.00

Production Highlights

(Aber’s 40% share of Diavik Mine production – reported on a one-month lag)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Diamond recovered (000s carats)	1,317	1,088	2,351	1,803
Grade (carats/tonne)	5.12	4.47	5.05	4.09
Operating costs, cash ($US millions)	26.5	23.2	51.5	44.7
Operating costs per carat, cash ($US)	20	21	22	25

“Record consolidated sales and strong margins were key operational drivers to our Q2 results,” stated Alice Murphy, Chief Financial Officer of Aber Diamond Corporation.  “Our consolidated gross margin of 52.8% for the quarter reflects continuing significant contributions from both our operating segments. Net earnings of $20.1 million for the quarter were negatively impacted by a $9.6 million non-cash foreign exchange charge while the comparable quarter last year included a $6.6 million tax recovery.”

Returning Value to Shareholders

Aber is pleased to declare a quarterly dividend payment of US$0.25 per share. Shareholders of record at the close of business on September 28, 2007, will be entitled to receive payment of this dividend on October 15, 2007.

Webcast

Aber will host a webcast today at 8:00 a.m. (EST) to review these results and its outlook. Interested parties may listen to a broadcast on the Internet at www.aber.ca.  A replay of the webcast will be available on the Company’s website at www.aber.ca later the same day. Aber’s unaudited consolidated interim financial statements together with Management’s Discussion and Analysis are available on the Company’s web site and on SEDAR (www.sedar.com).

Information in this news release that is not current or historical factual information may constitute forward-looking information or statements within the meaning of applicable securities laws. Implicit in this information, particularly in respect of statements as to future operating results and economic performance of Aber, and resources and reserves at the Diavik Mine, are assumptions regarding projected revenue and expense, diamond prices and mining costs. These assumptions, although considered reasonable by Aber at the time of preparation, may prove to be incorrect. Readers are cautioned that actual results are subject to a number of risks and uncertainties, including risks relating to general economic conditions and mining operations, and could differ materially from what is currently expected. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Aber

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market through its 40% ownership in the Diavik Diamond Mine and owns one of the world’s premier retailers of diamond jewelry, Harry Winston Inc.

For further information, please contact:
Robert A. Gannicott, Chairman and Chief Executive Officer – (416) 362-2237 Nancy Murray, Vice President of Investor Relations and Corporate Communication – (212) 245-2000 or nmurray@harrywinston.com